

December 24, 2014

Via E-mail
David Holloway
Chief Financial Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, Texas 77027

> **Re:** **Prosperity Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2104**
> **File No. 001-35388**

Dear Mr. Holloway:

We have reviewed your supplemental response dated November 12, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1. We note your response and proposed disclosures provided as a result of comment one from our letter dated October 14, 2014. However, we only note brief disclosures explaining how incremental credit quality changes are reflected in your provision for loan losses and corresponding allowance for loan losses. Please tell us and revise your future filings to provide a detailed understanding into the reasons for the changes in your asset quality and how these are reflected in the provision for loan losses and allowance for loan losses. Please provide us with your proposed disclosures.

David Holloway
Prosperity Bancshares, Inc.
December 24, 2014
Page 2

2. We note your response to comment two from our letter dated October 14, 2014. Please tell us how your allowance for loan losses accounting policy for non-PCI loans is consistent with ASC 310-10-35-24 which requires you to compare to the present value of expected future cash flows to the recorded investment and record a provision accordingly. Also, please tell us if you would record a different amount of provision for loan losses for each period presented if you instead compared the present value of expected future cash flows to the recorded investment of these loans.

    You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

                                        Sincerely,

                                        /s/ John P. Nolan

                                        John P. Nolan
                                        Senior Assistant Chief Accountant